As submitted confidentially to the Securities and Exchange Commission on January 5, 2016.
This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Oncobiologics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2836	38-3982704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Clarke Drive
Cranbury, New Jersey 08512
(609) 619-3990
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pankaj Mohan, Ph.D.
President and Chief Executive Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512
(609) 619-3990
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Yvan-Claude Pierre Daniel I. Goldberg Divakar Gupta Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000	Stuart M. Cable Edwin O’Connor Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of  “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.01 par value per share	$	$
(1)
Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note:
This Amendment No. 2 to this confidential draft submission of the Registrant’s Registration Statement is an exhibits-only submission to file certain exhibits incorporated by reference in Item 16 of Part II of the confidential draft submission of the Registration Statement and to restate the exhibit index incorporated by reference in Item 16. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II of the confidential draft submission of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market, or NASDAQ, listing fee.
Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be filed by amendment.

Item 14.   Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
■
any breach of the director’s duty of loyalty to us or our stockholders;

■
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■
any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

■
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
■
we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

■
we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

■
the rights provided in our bylaws are not exclusive.

Our certificate of incorporation, attached as Exhibit 3.1, and our bylaws, attached as Exhibit 3.3, provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
We have entered into indemnification agreement with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.
We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.
Item 15.   Recent Sales of Unregistered Securities.
The following list sets forth information as to all securities we have sold since the preceding three years up to the date of this document, which were not registered under the Securities Act.
(a)
From December 2012 to December 2013, we issued a total of 2,700 shares of our Series B redeemable preferred stock to two institutional investors and two individual investors for a purchase price of  $1,000 per share, or $2,700,000 in the aggregate. Each share of Series B redeemable preferred stock converted into shares of our common stock and Series A preferred stock in October 2015 in connection with our reincorporation in Delaware.

(b)
In December 2012, our former subsidiary Parilis Biopharmaceuticals LLC issued a total of 250 of its Series A 10% Cumulative Participating Preferred Units and 250 of its Series A Hybrid 10% Cumulative Participating Preferred Units to an aggregate of three investors for a purchase price of  $1,000 per unit or $500,000 in the aggregate. All outstanding Series A and Series A Hybrid units in Parilis were either repurchased in October 2014, or exchanged for shares of our common stock and Series A preferred stock effective upon our reincorporation in Delaware in October 2015 as described in (k) below.

(c)
From March 2013 to May 2013, we issued a total of 605 shares of our Series A redeemable preferred stock to five individual investors for a purchase price of  $1,000 per share, or $605,000 in the aggregate. Each share of Series A redeemable preferred stock converted into shares of our common stock and Series A preferred stock in October 2015 in connection with our reincorporation in Delaware.

(d)
Between July 2013 and November 2013, we issued 550,000 shares of common stock to two individuals for services provided in connection with sales of redeemable preferred stock. All of these shares of common stock converted into shares of our common stock in October 2015 in connection with our reincorporation in Delaware.

(e)
In March 2014 we sold an aggregate of 4,000,000 shares of our common stock to an institutional investor at a purchase price of  $1.75 per share, or $7,000,000. In June 2014, we sold an additional 2,000,000 shares of our common stock to this investor at a purchase price of  $2.00 per share, or $4,000,000. All of these shares of common stock converted into shares of our common stock in October 2015 in connection with our reincorporation in Delaware.

(f)
Between June and September 2014, we issued an aggregate of 102,231 shares of common stock to six employees in settlement of an equivalent number of restricted share units held by them.

(g)
From June 2014 through November 13, 2015, we issued 2,454,480 performance stock units, or PSUs, in exchange for restricted shares, or RSUs, and stock options granted prior to June 2014, and 196,200 additional PSUs during the years ended September 30, 2014 and 2015, all of which were granted under our 2011 Equity Incentive Plan. Of the RSUs included in the exchange, 333,500 RSUs were granted subsequent to November 2012.

(h)
In June, July and September 2015, we sold an aggregate of 6,091,035 shares of our common stock to nine institutional investors for a purchase price of  $7.475 per share or approximately $45.5 million in the aggregate. Citigroup Global Markets, Inc. and Jefferies LLC, each a registered broker-dealer and member of Financial Industry Regulation Authority, Inc., served as placement agents in this offering. The placement agents earned an aggregate of $1.4 million in commissions with respect to this offering.

(i)
In October 2015, in connection with our reincorporation in Delaware, we issued 7,568,000 shares of our common stock and 10,191 shares of our Series A preferred stock in exchange for all then outstanding shares of common stock, Series A redeemable preferred stock and Series B redeemable preferred stock.

(j)
In October 2015, we issued 782,000 shares of our common stock and 1,626 shares of our Series A preferred stock in exchange for all outstanding Series A and Series A Hybrid Units of Parilis.

(k)
In December 2015, we sold an aggregate of 2,152,131 shares of our common stock to 14 accredited investors for a purchase price of  $8.42 per share or approximately $18.1 million in the aggregate. Jefferies LLC and Alere Financial Partners (a division of Cova Capital Partners, LLC), each a registered broker-dealer and member of Financial Industry Regulation Authority, Inc., served as placement agents in this offering. The placement agents earned an aggregate of approximately $55,000 in commissions with respect to this offering.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (a)-(e) and (h)-(k) by virtue of Section 3(a)(9), 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (f)-(g) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.
Item 16.   Exhibits and Financial Statement Schedules.
(a)
Exhibits.   See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)
Financial Statement Schedules.   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.   Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey, on            , 2016.
ONCOBIOLOGICS, INC.
By:
Pankaj Mohan, Ph.D.
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Pankaj Mohan, Ph.D. and Lawrence A. Kenyon and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Pankaj Mohan, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2016
Lawrence A. Kenyon	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2016
Todd C. Brady, M.D., Ph.D.	Director	, 2016
Scott Canute	Director	, 2016
Albert D. Dyrness	Director	, 2016
Donald J. Griffith	Director	, 2016
Kurt J. Hilzinger	Director	, 2016
Robin Smith Hoke	Director	, 2016

EXHIBIT INDEX
Exhibit Number	Description
1.1+	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation of Oncobiologics, Inc., as presently in effect.
3.2+	Certificate of Amendment of Certificate of Incorporation, dated , .
3.3**	Bylaws of Oncobiologics, Inc., as presently in effect.
3.4+	Form of Amended and Restated Certificate of Incorporation of Oncobiologics, Inc., to be in effect upon the closing of this offering.
3.5+	Form of Amended and Restated Bylaws of Oncobiologics, Inc., to be in effect upon the closing of this offering.
5.1+	Opinion of Cooley LLP.
10.1**	Investors’ Rights Agreement by and among Oncobiologics, Inc. and certain of its stockholders, dated March 10, 2014, as amended.
10.2**	2011 Stock Incentive Plan.
10.3**	2015 Equity Incentive Plan.
10.4**	Forms of option agreement and option grant notice for 2015 Equity Incentive Plan.
10.5+	2016 Employee Stock Purchase Plan.
10.6**	Employment Agreement between Oncobiologics, Inc. and Pankaj Mohan, Ph.D., dated January 1, 2011.
10.7**	Offer Letter between Oncobiologics, Inc. and Lawrence A. Kenyon, dated September 3, 2015.
10.8**	Offer Letter between Oncobiologics, Inc. and Elizabeth A. Yamashita, dated March 27, 2014.
10.9**	Offer Letter between Oncobiologics, Inc. and Kenneth Bahrt, M.D., dated June 14, 2015.
10.10**	Letter between Oncobiologics, Inc. and Todd Brady, dated September 12, 2014.
10.11**	Letter between Oncobiologics, Inc. and Scott Canute, dated October 10, 2011.
10.12**	Form of Indemnity Agreement, by and between Oncobiologics, Inc. and each of its directors and executive officers.
10.13†	Research License Agreement by and between Oncobiologics, Inc. and Selexis SA, effective as of October 3, 2011, as amended by Amendment No. 1 dated as of October 9, 2014.
10.14†	ONS-3010 Commercial License Agreement by and between Oncobiologics, Inc. and Selexis SA effective as of April 11, 2013, as amended effective as of May 21, 2014.
10.15†	ONS-1045 Commercial License Agreement by and between Oncobiologics, Inc. and Selexis SA effective as of April 11, 2013, as amended effective as of May 21, 2014.
10.16†	ONS-1050 Commercial License Agreement by and between Oncobiologics, Inc. and Selexis SA effective as of April 11, 2013, as amended effective as of May 21, 2014.
10.17+†	Joint Participation Agreement by and between Oncobiologics, Inc. and Zhejiang Huahai Pharmaceutical Co., Ltd., effective as of May 6, 2013, as amended by that Amendment No. 1 and Mutual Termination Agreement re: Joint Participation Agreement, dated December 23, 2014.
10.18**	Lease Agreement by and between Oncobiologics, Inc. and Cedar Brook 7 Corporate Center, LP, dated as of March 18, 2011.
10.19**	First Amendment to Lease Agreement by and between Oncobiologics, Inc. and Cedar Brook 7 Corporate Center, LP, dated as of December 2013.
10.20**	Second Amendment to Lease Agreement by and between Oncobiologics, Inc. and Cedar Brook 7 Corporate Center, LP, dated as of July 18, 2014.
10.21**	Third Amendment to Lease Agreement by and between Oncobiologics, Inc. and Cedar Brook 7 Corporate Center, LP, dated as of January 16, 2015.
10.22**	Fourth Amendment to Lease Agreement by and between Oncobiologics, Inc. and Cedar Brook 7 Corporate Center, LP, dated as of February 9, 2015.
10.23**	Fifth Amendment to Lease Agreement by and between Oncobiologics, Inc. and Cedar Brook 7 Corporate Center, LP, dated as of September 26, 2015.
10.24**	Lease Agreement by and between Cedar Brook East Corporate Center, LP and Oncobiologics, Inc., dated as of August 31, 2015.

Exhibit Number	Description
23.1+	Consent of independent registered public accounting firm.
23.2+	Consent of Cooley LLP (included in Exhibit 5.1).
24.1+	Power of Attorney (see signature page, on Page II-5).

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

+
To be filed by amendment.

**
Previously filed.